Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-165467

Press Release
MagnaChip Reports Strong Second Quarter 2010
Financial Results
SEOUL, South Korea and CUPERTINO, Calif., July 28, 2010 — MagnaChip Semiconductor LLC (“MagnaChip Semiconductor”) today announced solid financial results for the second quarter ended June 30, 2010.
Revenue for the second quarter of 2010 was $194.7 million, an 8.5% increase compared to $179.5 million for the first quarter of 2010, and a 39.4% increase compared to $139.7 million for the second quarter ended June 30, 2009. Revenue exceeded the top end of the Company’s expectations due to continued strong demand for its diverse mixed-signal analog products from its Semiconductor Manufacturing Services division and accelerated sales growth in the company’s Power Solutions division.
Gross profit was $64.5 million or 33.1%, as a percent of revenue, for the second quarter of 2010. This compares to gross profit of $49.4 million or 27.5% for the first quarter of 2010 and $48.3 million or 34.6% for the year-ago quarter. During the second quarter, gross profit was positively impacted by improved factory utilization at the Company’s wafer fabrication facilities as well as a favorable mix shift to higher margin products in our Display and Power Solution business segments.
“We are very encouraged by the strength of the order patterns across all our product lines,” said Sang Park, MagnaChip’s Chairman and Chief Executive Officer. “We delivered solid financial results this quarter, exceeded the upper end of our revenue expectations and are well positioned to continue to capitalize on the improving global semiconductor market.”
The Company continues to prudently manage operating expenses. Combined SG&A and R&D expenses were $36.5 million or 18.8% of revenue for the second quarter of 2010 compared to $38.4 million or 21.4% for the first quarter of 2010 and $34.6 million or 24.8% for the year-ago quarter.
Operating income was $27.8 million for the second quarter of 2010 or 14.3% of revenue. This compares to operating income of $10.6 million or 5.9% of revenue for the first quarter of 2010 and $13.4 million or 9.6% of revenue for the second quarter of 2009.
Net loss, on a GAAP basis, for the second quarter of 2010 totaled $30.7 million or $0.10 per diluted common unit. This compares to net income of $31.1 million or $0.10 per diluted common unit for the first quarter of 2010 and net income of $27.6 million or $0.46 per diluted common unit for the year-ago quarter. Net loss, for the second quarter of 2010, was negatively impacted by a foreign currency loss of $48.3 million compared to a foreign currency gain of $21.6 million and $30.8 million for the first quarter of 2010 and second quarter of 2009, respectively. A substantial portion of the net foreign currency exposure is related to non-cash translations gains or losses recorded for intercompany borrowings at our Korea subsidiary that are denominated in U.S. dollars.
Adjusted net income, a non-GAAP measurement, for the second quarter of 2010 totaled $25.7 million compared to $19.9 million for the first quarter of 2010, and an Adjusted net income of $5.0 million for the year-ago quarter.
Adjusted EBITDA, a non-GAAP measurement, for the second quarter of 2010 totaled $43.8 million compared to $28.7 million for the first quarter of 2010, and $29.2 million for the second quarter of 2009.
Management believes that non-GAAP financial measures, when viewed in conjunction with GAAP results, can provide a more meaningful understanding of the factors and trends affecting MagnaChip’s business and operations. However, such non-GAAP financial measures have limitations and should not be considered as a substitute for net income or as a better indicator of our operating performance than measures that are presented in accordance with GAAP.
Combined cash balances (cash and cash equivalents plus short-term investments) totaled $141.3 million at the end of the second quarter of 2010, an increase of $58.6 million from the end of the prior quarter. Cash provided from operations totaled approximately $36.0 million for the second quarter of 2010. This compares to $14.9 million for the first quarter of 2010 and $25.2 million for the second quarter of 2009.
Revenue by Segment

	Three Months Ended
	Successor		Predecessor
In thousands of US dollars	2Q 10	1Q 10	2Q 09
Semiconductor Manufacturing Services	$101,564	$93,201	$62,963
Display Solutions	80,584	76,730	74,187
Power Solutions	12,040	9,034	1,685
Other	512	520	858
Total Revenue	$194,700	$179,485	$139,693
Recent Operational Highlights
•	Announced an Enhanced Process Design Kit (PDK) for 0.18um and 0.35um BCD Technology

•	Introduced a Cost Competitive 0.18um Embedded EEPROM Technology for Specialized Applications
Business Outlook
The Company anticipates third quarter 2010 revenue will increase 7% to 9% on a sequential basis.
Non-GAAP Metrics
Adjusted EBITDA excludes charges related to depreciation and amortization associated with continuing operations, interest expense, income tax expense (benefit), restructuring and impairment activities, other restructuring charges, reorganization items, inventory step-up, equity-based compensation, foreign currency loss (gain) and derivative valuation loss (gain). A reconciliation of GAAP results to non-GAAP results is included following the financial statements below. Adjusted net income (loss) excludes charges related to restructuring and impairment, other restructuring charges, reorganization items, inventory step-up equity-based compensation, amortization of intangible assets associated with continuing operations, foreign currency loss (gain) and derivative valuation loss (gain).
Conference Call
MagnaChip will hold a teleconference at 6 p.m. EDT today to discuss the second quarter 2010 financial results. The conference call will be webcast live and can also be monitored by dialing 1-866-776-2061 in the U.S. or 1-706-679-0298 for all other locations. The conference ID number is 87834798 and participants are encouraged to initiate their calls at least 10 minutes in advance of the 6 p.m. EDT start time to ensure a timely connection. The webcast can be accessed at www.magnachip.com and will be archived for one year.
A replay of the July 28, 2010 conference call will be available the same day and will run for 72 hours. The replay access numbers are 1-800-642-1687 and 1-706-645-9291. The access code is 87834798.
About MagnaChip Semiconductor
Headquartered in South Korea, MagnaChip Semiconductor is an Asia-based designer and manufacturer of analog and mixed-signal semiconductor products for high volume consumer applications. The Company has a broad range of analog and mixed-signal semiconductor technology and intellectual property, supported by its 30-year operating history, large portfolio of registered and pending patents and extensive engineering and manufacturing process expertise. For more information, please visit www.magnachip.com. Information on or accessible through, MagnaChip Semiconductor’s website is not a part of, and is not incorporated into, this release.
Safe Harbor for Forward-Looking Statements
MagnaChip Semiconductor has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MagnaChip Semiconductor has filed with the SEC for more complete information about the company and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by visiting MagnaChip Semiconductor’s investor relations SEC web site link at www.magnachip.com. Alternatively, MagnaChip Semiconductor will arrange to send you the preliminary prospectus if you request it by calling 1-408-625-1262.
Information in this release regarding MagnaChip Semiconductor’s forecasts, business outlook, expectations and beliefs are forward-looking statements that involve risks and uncertainties. These statements include statements about our ability to capitalize on improving market dynamics and future operating and financial performance including third quarter 2010 revenues. All forward-looking statements included in this release are based upon information available to MagnaChip Semiconductor as of the date of this release, which may change, and we assume no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include general economic conditions, the impact of competitive products and pricing, timely design acceptance by our customers, timely introduction of new products and technologies, ability to ramp new products into volume production, industry wide shifts in supply and demand for semiconductor products, industry and/or company overcapacity, effective and cost efficient utilization of manufacturing capacity, financial stability in foreign markets and the impact of foreign exchange rates, unanticipated costs and expenses or the inability to identify expenses which can be eliminated, compliance with U.S. and international trade and export laws and regulations by us and our distributors, and other risks detailed from time to time in MagnaChip Semiconductor’s filings with the SEC, including our Form S-1/A registration statement filed on June 16, 2010, and subsequent registration statements, amendments or other reports that we may file from time to time with the SEC and/or make available on our website. MagnaChip Semiconductor assumes no obligation and does not intend to update the forward-looking statements provided, whether as a result of new information, future events or otherwise.

CONTACTS:

In the United States:	In Korea:
Robert Pursel	Chankeun Park
Director of Investor Relations	Senior Manager, Public Relations
Tel. 408-625-1262	Tel. +82-3-6903-3195
robert.pursel@magnachip.com	chankeun.park@magnachip.com
# # #

MAGNACHIP SEMICONDUCTOR LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US dollars, except unit data)
(Unaudited)

	Three Months Ended
	Successor		Predecessor
	June 30,	March 31,	June 28,
	2010	2010	2009
Net sales	$194,700	$179,485	$139,693
Cost of sales	130,166	130,127	91,362

Gross profit	64,534	49,358	48,331

Gross profit %	33.1%	27.5%	34.6%

Selling, general and administrative expenses	15,964	17,908	18,353
Research and development expenses	20,543	20,531	16,242
Restructuring and impairment charges	267	336	385

Operating income from continuing operations	27,760	10,583	13,351

Other income (expenses)
Interest expense, net	(6,557)	(2,049)	(12,837)
Foreign currency gain (loss), net	(48,273)	21,616	30,791
Reorganization items, net	—	—	(340)
Others	(950)	(52)	—

	(55,780)	19,515	17,614

Income (loss) from continuing operations before income taxes	(28,020)	30,098	30,965

Income tax expenses (benefits)	2,727	(1,003)	2,387

Income (loss) from continuing operations	(30,747)	31,101	28,578

Income (loss) from discontinued operations, net of taxes	—	—	(966)

Net income (loss)	$(30,747)	$31,101	$27,612

Dividends accrued on preferred units	—	—	2,948

Income (loss) from continuing operations attributable to common units	$(30,747)	$31,101	$25,630

Net income (loss) attributable to common units	$(30,747)	$31,101	$24,664

Earnings (loss) per common unit from continuing operations—Basic and diluted	$(0.10)	$0.10	$0.48

Earnings (loss) per common unit from discontinued operations—Basic and diluted	$—	$—	$(0.02)

Earnings (loss) per common unit—Basic and diluted	$(0.10)	$0.10	$0.46

Weighted average number of units—Basic	302,558,556	302,443,556	52,923,483
Weighted average number of units—Diluted	302,558,556	307,535,928	52,923,483

MAGNACHIP SEMICONDUCTOR LLC AND SUBSIDIARIES
RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA AND ADJUSTED NET INCOME (LOSS)
(In thousands of US dollars, except unit data)
(Unaudited)

	Three Months Ended
	Successor		Predecessor
	June 30,	March 31,	June 28,
	2010	2010	2009
Net income (loss)	$(30,747)	$31,101	$27,612
Less: Income (loss) from discontinued operations, net of taxes	—	—	(966)

Income (loss) from continuing operations	(30,747)	31,101	28,578
Adjustments:
Depreciation and amortization associated with continuing operations	14,508	15,477	11,741
Interest expense, net	6,557	2,049	12,837
Income tax expenses (benefits)	2,727	(1,003)	2,387
Restructuring and impairment charges	267	336	385
Other restructuring charges	—	—	3,719
Reorganization items, net	—	—	340
Inventory step-up	—	867	—
Equity-based compensation expense	1,279	1,473	56
Foreign currency loss (gain), net	48,273	(21,616)	(30,791)
Derivative valuation loss, net	950	57

Adjusted EBITDA	$43,814	$28,741	$29,252

Adjusted EBITDA per Common Unit:
Basic and diluted	0.14	0.09	0.55

Net income (loss)	$(30,747)	$31,101	$27,612
Less: Income (loss) from discontinued operations, net of taxes	—	—	(966)

Income (loss) from continuing operations	(30,747)	$31,101	28,578
Adjustments:
Restructuring and impairment charges	267	336	385
Other restructuring charges	—	—	3,719
Reorganization items, net	—	—	340
Inventory step-up	—	867	—
Equity based compensation expense	1,279	1,473	56
Amortization of intangibles associated with continuing operations	5,718	7,697	2,725
Foreign currency loss (gain), net	48,273	(21,616)	(30,791)
Derivative valuation loss, net	950	57

Adjusted Net Income (Loss)	$25,740	$19,915	$5,012

Adjusted Net Income (Loss) per Common Unit:
Basic	$0.09	$0.07	$0.09
Diluted	$0.08	$0.06	$0.09
We define Adjusted EBITDA as net income (loss) less income (loss) from discontinued operations, net of taxes, adjusted to exclude (i) depreciation and amortization associated with continuing operations, (ii) interest expense, net, (iii) income tax expense, (iv) restructuring and impairment charges, (v) other restructuring charges, (vi) abandoned IPO expenses, (vii) subcontractor claim settlement, (viii) the increase in cost of sales resulting from the fresh-start accounting inventory step-up, (ix) equity-based compensation expense, (x) reorganization items, net, (xi) foreign currency gain (loss), net, and (xii) derivative valuation loss(gain), net.
We present Adjusted Net Income as a further supplemental measure of our performance. We prepare Adjusted Net Income by adjusting net income (loss) to eliminate the impact of a number of non-cash expenses and other items that may be either one time or recurring that we do not consider to be indicative of our core ongoing operating performance. We believe that Adjusted Net Income is particularly useful because it reflects the impact of our asset base and capital structure on our operating performance.

MAGNACHIP SEMICONDUCTOR LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars, except unit data)
(Unaudited)

	Successor
	June 30,	December 31,
	2010	2009
Assets
Current assets
Cash and cash equivalents	$141,310	$64,925
Accounts receivable, net	117,711	74,233
Inventories, net	59,972	63,407
Other receivables	3,702	3,433
Prepaid expenses	9,908	12,625
Other current assets	11,097	3,433

Total current assets	343,700	222,056

Property, plant and equipment, net	155,040	156,337
Intangible assets, net	34,837	50,158
Long-term prepaid expenses	10,883	10,542
Other non-current assets	21,491	14,238

Total assets	$565,951	$453,331

Liabilities and Unitholders’ Equity
Current liabilities
Accounts payable	$69,379	$59,705
Other accounts payable	22,546	7,190
Accrued expenses	31,906	22,114
Current portion of long-term debt	—	618
Other current liabilities	7,826	3,937

Total current liabilities	131,657	93,564

Long-term borrowings	246,746	61,132
Accrued severance benefits, net	76,394	72,409
Other non-current liabilities	9,234	10,536

Total liabilities	464,031	237,641

Unitholders’ equity
Common units, no par value, 375,000,000 units authorized, 307,233,996 and 307,083,996 units issued and outstanding at June 30, 2010 and December 31, 2009, respectively	55,453	55,135
Additional paid-in capital	39,224	168,700
Accumulated deficit	(1,609)	(1,963)
Accumulated other comprehensive income (loss)	8,852	(6,182)

Total unitholders’ equity	101,920	215,690

Total liabilities and unitholders’ equity	$565,951	$453,331

MAGNACHIP SEMICONDUCTOR LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)
(Unaudited)

	Six Months Ended
	Successor	Predecessor
	June 30,	June 28,
	2010	2009
Cash flows from operating activities
Net income (loss)	$354	$(42,080)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	29,985	22,167
Provision for severance benefits	9,380	3,738
Amortization of debt issuance costs	449	499
Gain on foreign currency translation, net	29,966	9,758
Loss (gain) on disposal of property, plant and equipment, net	(9)	82
Loss on disposal of intangible assets, net	7	74
Restructuring and impairment charges	603	—
Unit-based compensation	2,752	167
Cash used for reorganization items	1,475	—
Noncash reorganization items	—	340
Other	749	1,077
Changes in operating assets and liabilities
Accounts receivable	(45,243)	(13,972)
Inventories	1,342	7,899
Other receivables	119	343
Deferred tax assets	618	1,623
Accounts payable	7,542	8,520
Other accounts payable	11,330	(2,884)
Accrued expenses	7,841	25,542
Long term other payable	(1,531)	405
Other current assets	(92)	517
Other current liabilities	(1,172)	5,081
Payment of severance benefits	(2,760)	(3,207)
Other	(1,324)	(184)

Net cash provided by operating activities before reorganization items	52,381	25,505

Cash used for reorganization items	(1,475)	—

Net cash provided by operating activities	50,906	25,505

Cash flows from investing activities
Proceeds from disposal of plant, property and equipment	13	282
Proceeds from disposal of intangible assets	—	1
Purchase of plant, property and equipment	(20,509)	(2,082)
Payment for intellectual property registration	(245)	(155)
Increase in restricted cash	—	(17,524)
Decrease (increase) in short-term financial instruments	329	(324)
Decrease in guarantee deposits	999	608
Other	(778)	3

Net cash used in investing activities	(20,191)	(19,191)

Cash flows from financing activities
Proceeds from issuance of senior notes	238,372	—
Repayment of current portion of long-term debt	(772)	—
Repayment of long-term debt	(60,978)	—
Distribution to unitholders	(130,697)	—

Net cash provided by financing activities	45,925	—
Effect of exchange rates on cash and cash equivalents	(255)	(914)

Net increase in cash and cash equivalents	76,385	5,400

Cash and cash equivalents
Beginning of the period	64,925	4,037

End of the period	$141,310	$9,437